John Hancock Financial Services
U.S. Wealth Management Law Department
601 Congress Street
Boston, MA 02210-2805
(617) 663-3192
Fax: (617) 663-2197
E-Mail: tloftus@jhancock.com

September 19, 2014

VIA EDGAR

Sonny Oh, Esq.

Senior Counsel

Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 8629

Washington, D.C. 20549-8629

Re:	Manulife Financial Corporation/John Hancock Life Insurance Company (U.S.A.)

Initial Joint Registration Statement filed on Form F-3

File Nos. 333-196805 and 333-196805-01

Dear Mr. Oh:

On behalf of Manulife Financial Corporation (“MFC”) and John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) (collectively, the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your comment letter dated August 15, 2014 (the “Comment Letter”). The Comment Letter relates to our June 16, 2014 filing (the “June 16th Filing”) of an initial Joint Registration Statement on Form F-3 under the Securities Act of 1933, as amended (the “Act”) (Accession Number 0001193125-14-237687) (the “Registration Statement”), for the above-referenced registrations of single payment modified guarantee deferred variable annuity contracts to be issued by the Registrants (the “Contract”).

Your August 15, 2014 comments are shown below in italics followed by our responses. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the Contract prospectus that was included in the June 16th Filing (the “Prospectus”). Following resolution of all comments, we intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes and edits of an updating nature, as part of a pre-effective amendment to the June 16th Filing (the “Pre-Effective Amendment”). Our cover letter for the Pre-Effective Amendment will request an acceleration of the effective date to November 21, 2014. Unless the context otherwise requires, all page and section references in our responses correspond to the June 16th Filing. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the June 16th Filing.

COMMENT 1. Please confirm and explain to the staff the basis for eligibility by the registrants to file on Form F-3.

Response: We confirm the eligibility of the Registrants to file on Form F-3 for the following reasons:

MFC is a “foreign private issuer” (as such term is defined in Rule 405 under the Act) that satisfies the eligibility requirements for use of Form F-3 as set forth in sections I.A.1-3 of the General Instructions to Form F-3 (the “Registrant Requirements”).

John Hancock USA, a wholly owned subsidiary of MFC, satisfies the eligibility requirements for use of Form F-3 as set forth in section I.A.5(iii) of the General Instructions to Form F-3 because: (a) MFC, its parent, meets the Registrant Requirements and the Transaction Requirement (defined below); (b) MFC provides a full and unconditional guarantee (within the meaning of Rule 3-10 of Regulation S-X) of the payment obligations on the securities being registered by John Hancock USA; and (c) the Registrants are registering non-convertible securities other than common equity (as defined in Rule 405 under the Act).

Sonny Oh, Esq.

September 19, 2014

The Registrants meet the transaction requirement for use of Form F-3 as set forth in section I.B.1 of the General Instructions to Form F-3 (the “Transaction Requirement”) because: (a) the offering being registered is a primary offering of securities to be offered for cash by the Registrants; (b) the aggregate market value worldwide of MFC’s voting and non-voting common equity (as defined in Rule 405 under the Act) held by non-affiliates of MFC is the equivalent of $75 million or more at June 1, 2014, a date that is within 60 days of the date of the filing of the June 16th Filing; and (c) the financial statements incorporated by reference in the Registration Statement comply with Item 18 of Form 20-F.

COMMENT 2. Facing Sheet – The staff notes that in prior filings, the securities were designated as “Market value adjustment interests under deferred annuity contracts.” Accordingly, there was an understandable connection to the reference to “interests in the market value adjustment account” in footnote 2. In light of the fact that the securities are no longer designated “market value adjustment interests” please revise footnote 2.

Response: Footnote 2 is revised to read “Contract Value interests are sold on a dollar basis, not on the basis of a price per share or unit.”

COMMENT 3. Front Cover Page – Please confirm that the disclosure provided on the front cover page is limited to one page; otherwise, please revise accordingly. See Item 501(b) of Regulation S-K per Item 1 of Form F-3.

Response: We confirm that the disclosure on the front cover page is limited to one page in the Revised Prospectus. We deleted the red herring text at the top of the page and moved the following text to the Section entitled “About this Prospectus and Inflation Guard” on pages 1 and 2:

The Contract is designed to provide retirement income pursuant to either nonqualified retirement plans or plans qualifying for special income tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). The Contract provides for the daily crediting of interest (subject to Market Value Adjustment on early withdrawals and annuitization) on the amount we hold under the Contract for you at any given time (the “Account Value”). The Company declares the interest rate it will use throughout the first year of each Term (a “Term” is a period of time you select on the application), and may declare different first year rates from time to time for new Terms, or Terms of different durations (the “Declared Interest Rate”). For each remaining year in any Term, the Company will determine a rate on specified anniversaries to be used during the current year based, in part, on historical changes of the All Items Consumer Price Index for All Urban Consumers for the U.S. City Average (“CPI-U”). We refer to this rate as the “Indexed Crediting Rate.” The U.S. Department of Labor publishes the CPI-U monthly, but such monthly changes will not be reflected in a current Indexed Crediting Rate. The interest we will credit to your Account Value is never “linked” so as to directly correspond with any currently published CPI-U percentage.

•	You made a single “Purchase Payment” for the Contract (an amount that you paid to us to purchase a Contract).

•	The minimum Purchase Payment depended on the Term you selected, but in no event was less than $25,000.

•	The maximum Purchase Payment (without our prior approval) is $1,000,000.

•	You may not make additional Purchase Payments for a Contract.

•	You designated the Term to which we allocated your Purchase Payment.

•	Regardless of the annual changes in the CPI-U, the Indexed Crediting Rate will never fall below 0% (the “Floor Rate”) nor be greater than a Rate Cap. The Rate Cap will be set no lower than 5%.

•	You select a method under your Contract for receiving payments upon annuitization (an “Annuity Option”) or an alternate form of settlement acceptable to us.

There are risks associated with the Contract. These risks include liquidity risks, risk that the Indexed Crediting Rate could be as low as the Floor Rate, risk that the CPI-U and the way the CPI-U is calculated may change, risk that the change in CPI-U

Sonny Oh, Esq.

September 19, 2014

may not be the same rate of inflation that individual consumers may experience, risk that inflation and the change in CPI-U may exceed the contract Rate Cap, risk that we may substitute the CPI-U with another index, and Company and guarantor solvency risks. Withdrawal charges and Market Value Adjustments may apply for as long as you own the Contract because we assess a withdrawal charge and impose Market Value Adjustments if you make a withdrawal from the Contract before the end of any Term then in effect. Because of the Market Value Adjustment provision of the Contract, you bear the investment risk that the Guaranteed Margins offered by us at the time of withdrawal or at annuitization may be higher than the Guaranteed Margins applied to the Contract with the result that the amount you receive upon withdrawal or annuitization may be reduced by the Market Value Adjustment and may be less than your original investment in the Contract. See “II. Overview – Risk Factors” on page 8 of this Prospectus and “IV. Charges, Deductions and Adjustments – Adjustments and Charges upon Withdrawals.”

The MFC Subordinated Guarantee does not relieve the Company of any obligations under the Contracts. Therefore, the MFC Subordinated Guarantee is in addition to all of the rights and benefits that the Contracts otherwise provide.

Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this Prospectus are residents of Canada, and a substantial portion of MFC’s assets are located outside the United States.

You should be aware that owning these securities may have tax consequences both in the United States and Canada. This Prospectus and any applicable Prospectus supplement may not describe these tax consequences fully. You should read the tax discussion contained in this Prospectus and in any applicable Prospectus supplement and consult with your own tax advisor with respect to your own particular circumstances.

You should rely on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We did not make an offer of the securities covered by this Prospectus in any jurisdiction where the offer was not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus supplement is accurate as of any date other than the date on the front of this Prospectus or any applicable Prospectus supplement, as the case may be.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus and consult with your own tax advisor with respect to your own particular circumstances.

COMMENT 4. Risk Factors (page 10) - Please compare the risk factors described here with those of other recent registration statements filed on Form F-3 and confirm that other risks identified in those registration statements do not apply here, e.g., ability to enforce rights under the MFC Subordinated Guarantee because MFC is not incorporated in the United States and tax consequences as discussed on page 36.

Response: In regard to the ability to enforce rights under the MFC Subordinated Guarantee because MFC is not incorporated in the U.S., in addition to the language quoted in Response 3 above, the following language is added as the last paragraph in “VI. The MFC Subordinated Guarantee – What are the terms of the MFC Subordinated Guarantee?”

MFC’s Incorporation in Canada May Make it More Difficult for You to Enforce the MFC Subordinated Guarantee

Holders of Contracts may have more difficulty enforcing their rights under the MFC Subordinated Guarantee than would holders of contracts guaranteed by a corporation incorporated in a jurisdiction of the United States. Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under

Sonny Oh, Esq.

September 19, 2014

U.S. federal securities laws may be affected adversely by the fact that Manulife Financial Corporation is organized under the laws of Canada, most of its officers and directors and some of the experts named in this Prospectus are residents of Canada, and a substantial portion of MFC’s assets are located outside the United States. See “Enforcement of Judgments,” below.

In addition, a cross-reference is added to the end of “Risks Related to the MFC Subordinated Guarantee” in “II. Overview – Risk Factors,” which directs readers to “VI. The MFC Subordinated Guarantee – Description of the MFC Subordinated Guarantee.”

In regard to the tax consequences, we have added the following paragraph under “Risk Factors”:

Tax Consequences. You should be aware that owning these securities may have tax consequences both in the United States and Canada. You should read the tax discussions contained in “VII. Federal Tax Matters,” “VI. The MFC Subordinated Guarantee – Description of the MFC Subordinated Guarantee” and in any applicable Prospectus supplement. However, this Prospectus and any applicable Prospectus supplement may not describe these tax consequences fully, and therefore you should consult with your own tax advisor with respect to your own particular circumstances.

COMMENT 5. Indexed Crediting Rate (page 13) – Please place greater emphasis on the fact that the Guaranteed Margin can be negative and briefly explain the circumstances under which it would be negative and also provide a cross-reference to the fuller description of the Guaranteed Margin on page 25.

Response: It is only under unusual market conditions that the Guaranteed Margin might be negative and we have never experienced such conditions. We have added the following disclosure to describe the most likely hypothetical scenario:

Risks Related to the Indexed Crediting Rate. The Indexed Crediting Rate will be based upon the annual percentage change of the CPI-U, combined with the declared Guaranteed Margin for your current Term. The Indexed Crediting Rate could be as low as the Floor Rate and will never be greater than the Rate Cap established for the current Term. Changes in the CPI-U are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control. If the CPI-U declines or does not change, you bear the risk that you will only receive the Floor Rate of interest on your Purchase Payment. Under certain market conditions, the Guaranteed Margin may be a negative number. For example, this could occur when inflation and interest rate expectations are moving in opposite directions. You also bear the risk that sustained declines in the CPI-U may result in only the Floor Rate being credited to your Purchase Payment for a prolonged period.

COMMENT 6. Withdrawals (page 15)

a.	In the second paragraph, please clarify whether the withdrawal charge and/or Market Value Adjustment (“MVA”) apply to the “gross” amount withdrawn.

Response: The second sentence of the second paragraph is revised as follows:

If you request a “gross” amount, we will reduce the Account Value of your Contract by the “gross” amount requested, apply any applicable withdrawal charges and Market Value Adjustments to the amount withdrawn from your Account Value and pay you the difference.

b.	In the second paragraph, please revise the third sentence to clarify that after withdrawal charges are applied, the amount received will be less than the gross amount requested and then discuss the impact of the MVA by itself and in conjunction with the withdrawal charge. This comment also applies to the third paragraph.

Sonny Oh, Esq.

September 19, 2014

Response: The third and fourth sentences of the second paragraph are revised as follows:

Because we impose withdrawal charges upon a withdrawal, the amount you receive after withdrawal charges are applied is likely to be less than the “gross” amount you requested. The additional application of a Market Value Adjustment will further decrease the amount you receive if the adjustment is negative, and will increase the net amount you receive if the adjustment is positive.

The third paragraph is revised as follows:

If you request a “net” amount, and you have sufficient Account Value, we will first reduce your Account Value by the gross amount necessary to cover any applicable withdrawal charges and Market Value Adjustments and leave a balance for payment to you of the “net” amount requested. (We may, however, be required to reduce the amount payable because of tax withholding requirements. Please read “VII. Federal Tax Matters” for more information.) Due to the application of withdrawal charges and Market Value Adjustments, the amount you receive as a result of a “net” request may be less than the amount of reduction of your Account Value.

c.	Comments a. and b. above should also be applied to the fuller discussions of the MVA and withdrawal charge beginning on pages 24 and 26, respectively.

Response: We revise the first paragraph under “Market Value Adjustment Factor” as follows:

General. One of the risks we face is the chance that you will want to withdraw money from your Contract at a time when the market values of the investments that we purchase have declined in value. We share that risk with you by applying a fixed formula, a “Market Value Adjustment,” to amounts you withdraw or apply to an Annuity Option prior to the Maturity Date. We apply the Market Value Adjustment against the gross amount you withdraw (less the Free Withdrawal Amount) or apply to an Annuity Option. The Market Value Adjustment may decrease or increase the amount that we pay to you or apply to an Annuity Option, as described below and, alone or in combination with applicable withdrawal charges, could result in your receiving less than your Purchase Payment.

As discussed with you by telephone on August 29, we believe the first two paragraphs under “Withdrawal Charge” address generally the concerns raised in your comments, and refer back to the sections that discuss the application and impact of the MVA and withdrawal charge.

COMMENT 7. Annuity Provisions (page 18) – In the first and last paragraphs under “General” and the second to last paragraph under “Annuity Options,” please clarify that, in addition to the MVA, withdrawal charges may also be applicable.

Response: MVA charges may apply at annuitization, but withdrawal charges are not applicable. Accordingly, the language in the first and last paragraphs under “General” and the second to last paragraph under “Annuity Options” are not changed.

COMMENT 8. Adjustments and Charges upon Withdrawals (page 23) – With regard to the first paragraph following the bullet point list of when an MVA or withdrawal charge will not apply, please explain to the staff the basis for adding disclosure curtailing the withdrawal charge exception for contracts issued to Florida residents on or after January 1, 2011.

Response: The two statements in the paragraph are actually independent and cumulative. Therefore they are reformulated as follows:

We will not apply withdrawal charges on distributions made during a one-year or a two-year Subsequent Term. In addition, for Contracts issued in Florida on or after January 1, 2011 to residents age 65 or older, we will not apply withdrawal charges on any withdrawals taken after the tenth Contract Anniversary. For example, if you are a Florida senior resident and you selected an Initial Term of seven years and then a

Sonny Oh, Esq.

September 19, 2014

Subsequent Term of five years, withdrawal charges would be applicable only during the first three years of that Subsequent Term.

COMMENT 9. Where You Can Find More Information (page 34)

a.	Please revise the file numbers in the last sentence of the fifth paragraph.

Response: We have updated the registration statement file numbers in the last sentence of the fifth paragraph.

b.	Based on the anticipated effective date of the filing, please confirm that all documents incorporated by reference will refer to those most recently filed. This applies to the “Experts” section on page 52 as well.

Response: We confirm that all documents incorporated by reference will refer to those most recently filed, including those in the “Experts” section.

c.	For clarity, please delete the reference to Form 20-F on page 35 to the extent it no longer applies.

Response: We have deleted the reference to Form 20-F.

COMMENT 10. Exhibits.

a.	Please specify the exhibit number for each exhibit as it appears in the registration statement incorporated by reference, e.g., the incorporation by reference for Exhibit No. 1 is very specific.

Response: We have added the following direction to the exhibit list footnote: “Previously filed under identical exhibit number and incorporated by reference to Registration Statement filed on Form F-3, File Nos. 333-168694 and 333-168694-01, filed on June 27, 2011.”

b.	Please note that the Exhibit List at the end of the registration statement should only list those exhibits actually filed with the registration statement, not those incorporated by reference.

Response: The Exhibit List will only list those exhibits actually filed with the Registration Statement.

COMMENT 11. Financial Statements, Exhibits and Certain Other Information – Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: We will file any financial statements, exhibits, and any other required disclosure not included in, or incorporated by reference into, the June 16th Filing as part of a pre-effective amendment to the Registration Statement.

COMMENT 12. Representations

Response: In making any request for acceleration of the effective date of the Registration Statements, the Registrants will acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sonny Oh, Esq.

September 19, 2014

Please do not hesitate to contact me on any matters regarding this Registration Statement at (617) 663-3192.

Sincerely,

/s/ Thomas J. Loftus

Thomas J. Loftus

Senior Counsel– Annuities